July 15, 2008

Via EDGAR and Federal Express

 H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:     Entergy Texas, Inc.
           Form 10
           Filed March 14, 2008
           File No. 000-53134

Dear Mr. Owings:

Following are Entergy Texas' responses to the comments of the Staff of the United States Securities and Exchange Commission set forth in your letter to Mr. Joseph Domino dated April 11, 2008. For the convenience of the Staff, each of the Staff's comments is reproduced and is followed by the corresponding response of Entergy Texas. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Form 10.

General

  Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

  Response: We note the Staff's comment.

  Please disclose the websites for Entergy Texas and Entergy Corporation.

  Response: We have revised the Form 10 to disclose the websites for Entergy Texas and Entergy Corporation. Please see page 18 of Amendment no. 1 to the Form 10.

  Forward-Looking Information

  Section 21E(a)(1) of the Securities Exchange Act of 1934 expressly states that the safe harbor for forward looking statements only applies to statements made by issuers that, at the time the statement is made, are subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act. Therefore, the Litigation Reform Act's safe harbor does not apply to statements made in your registration statement. Please delete any references to the safe harbor.

  Response: We have deleted the reference to the Private Securities Litigation Reform Act.

  Definitions, page i

  Please define "AEEC" and "CAA." It appears that you have defined these terms in your parent's Form 10-K but you have not done so here.

  Response: We have revised the "Definitions" section to define the term "AEEC." We have replaced the acronym "CAA" with "Clean Air Act" because that acronym was only used in one place in the Form 10. Please see pages i and 22 of Amendment no. 1 to the Form 10.

  Item 1. Entergy Texas' Business, page 1

  Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting your statements regarding the business of Entergy.

  Response: We note the Staff's comment and have removed all references to Entergy's business that would call for independent supporting materials.

  Jurisdictional Separation. . .page1

  In an appropriate place in this discussion, please explain why you or your parent company determined it was advisable to engage in the jurisdictional separation of Entergy Gulf States, Inc.

  Response: We have added the following disclosure to the discussion on page 1 of Amendment no. 1 to the Form 10:

  Management believes that the jurisdictional separation will better align Entergy Gulf States, Inc.'s Louisiana and Texas operations to serve customers in those states and to operate consistent with state-specific regulatory requirements as the utility regulatory environments in those jurisdictions evolve. The jurisdictional separation provides for regulation of each separated company by a single retail regulator, which should reduce regulatory complexity.

  Please revise to quantify the long-term debt that you have assumed with Entergy Gulf States Louisiana, Inc. You may refer readers to your detailed discussion of this debt as it appears in the Notes to your Financial Statements.

  Response: We have revised the disclosure on page 1 of Amendment no. 1 to the Form 10 to clarify that we assumed $1.079 billion of long-term debt. We have also added a cross-reference on page 2 of Amendment no. 1 to the Form 10 to Note 5 of our financial statements.

  Litigation, page 17

  Ratepayer Lawsuit, page 17

  Texas Power Price Lawsuit, page 17

  Please disclose whether provisions have been established to cover exposure to this lawsuit. Please also disclose if management has determined whether exposure to this lawsuit could be material to the financial position, results of operation, or cash flows of Entergy Texas.

  Response: Neither Entergy Gulf States, Inc. or Entergy Texas are named as a defendant in this lawsuit. This is explicitly disclosed in the case of Entergy Gulf States, Inc. and implicitly disclosed in the case of Entergy Texas. Disclosure regarding the lawsuit is provided because the outcome of the litigation could have an effect on Entergy Texas' business, although at this time it is not expected to have a material effect on its financial position, results of operation, or cash flows. We believe that the current disclosure complies with the requirements of Regulation S-K Item 103.

  Item 1A. Risk Factors, page 18

  Please refer to the risk factor entitled "Entergy Texas may incur substantial costs to fulfill its obligations related to environmental and other matters." Please revise the heading of this risk factor to ensure that it fully reflects the risks addressed below. Alternatively, consider splitting this discussion into a separate risk factor as it appears that you might be discussing more than one risk in this risk factor. For example, you discuss the potential increase in regulations in this area and the difficulty you may face in complying with these regulations, which would appear to be a different risk from the costs associated with compliance.

  Response: We have revised the risk factor heading on page 21 to more fully reflect the risk discussed underneath the heading.

  Item 2. Financial Information, page 23

  Entergy Texas, Inc. - Management's Financial Discussion and Analysis, page 23

  Results of Operations, page 25

  Net Revenue, page 25

  Please revise your disclosure to clarify how your discussion of changes in gross operating revenues, fuel and purchased power expenses, and other regulatory charges correlates to your table that analyzes changes in net revenue for the most recent fiscal year. Additionally, where you describe the business reasons that contributed to a material change in a financial statement line item between periods, please quantify and explain the total change in that line item. For example, you indicate gross operating revenues decreased primarily due to a $179 million decrease in fuel cost recovery offset by higher wholesale revenues, yet your consolidated income statement shows a net decrease in electric operating revenues of $97.3 million. This suggests that wholesale revenues were $81.7 million higher than the prior year; $30 million of which was from the System Agreement. If this is incorrect, please revise your discussion as necessary.

  Response: Management uses net revenue to analyze Entergy Texas' results of operations. This is because fuel and purchased power costs are pass-through items recovered in revenue through fuel factors and surcharges and typically do not affect net income, and regulatory charges (or credits) offset specific revenue items (or expenses) and likewise typically do not affect net income. Therefore, the discussion of net revenue is detailed and has prominence in management's discussion and analysis of results of operations.

  The users of our financial information have on occasion, however, inquired about the large-scale causes of the fluctuations in gross operating revenues and fuel and purchased power expenses. We therefore provide as a supplement to the net revenue analysis explanations of the fluctuations in these line items on a less-detailed basis. We believe that the definition of net revenue establishes the relationship between net revenue and gross operating revenues, fuel and purchased power expenses, and other regulatory charges, but we will revise the discussion of the latter to make it clear that the factors affecting net revenue also affected gross operating revenues.

  The increase in wholesale revenues was $44 million, which we did not quantify in the discussion because it can be derived from the sales for resale data on the selected financial data page. We have revised the discussion to add this quantification to make it easier for the reader to follow. With the addition of the quantification of the increases in wholesale revenue and net revenue, which was $39 million, it is now presented more clearly that $96 million of the $97.3 million decrease in gross operating revenues is explained in the discussion.

  In future periods we will continue to consider methods of explaining clearly the significant factors affecting gross operating revenues, fuel and purchased power expenses, and other regulatory charges without detracting from the prominence of the net revenue discussion.

  Other Income Statement Variances, page 27

  You disclose that you recorded a $3.3 million credit to other income during 2006 as a result of going from a market-based rate authority to a cost-based rate authority. In light of your disclosure on page 63 that a June 2005 Texas law provided that your rates are subject to cost-of-service regulation until retail customer choice is implemented, please explain to us in further detail the nature of the credit to other income. You may also want to expand your explanation of this item.

  Response: The credit resulted from going from a market-based rate authority to a cost-based rate authority for the wholesale business, not the retail business, and resulted in reinstating the application of regulatory accounting principles to the wholesale business. We have revised the disclosure on page 27 of Amendment no. 1 to the Form 10 to indicate that the explanation relates to the wholesale business.

  We supplementally advise the Staff that during 2005 and 2006 Entergy filed notices with the FERC to withdraw its market-based rate authority for wholesale transactions in the Entergy control area and submitted new cost-based rates to the FERC for approval. During the second quarter 2006, the FERC issued an order accepting the cost-based rates filed by Entergy. Entergy's utility companies apply the provisions of SFAS 71 to operations that meet three criteria: rates that are approved by a regulator, are cost-based, and can be charged to and collected from customers. Prior to the FERC decision, Entergy Gulf States, Inc. did not apply regulatory accounting principles to its wholesale jurisdiction. The FERC decision in the second quarter of 2006 resulted in Entergy Gulf States, Inc. meeting the SFAS 71 criteria for its wholesale jurisdiction and, therefore, Entergy Gulf States, Inc. reinstated the application of regulatory accounting principles to its wholesale business which resulted in a credit to income during the second quarter of 2006.

  Because of the small size of this credit in relation to Entergy Texas' income before any potential extraordinary items, its results of operations activity in 2006, including its net income, and the trend of Entergy Texas' earnings, we did not believe that additional disclosure regarding this item was necessary in the Form 10, other than the clarification we are adding that the change in rate authority related to the wholesale business.  In addition, in accordance with the provisions of APB 30 paragraph 24, because of the insignificance of this item we concluded that it was not necessary to separately classify it as an extraordinary item.

  Liquidity and Capital Resources, page 28

  Operating Activities, page 28

  Please provide more detail concerning the reasons for the differences in cash flow for operating activities, investing activities and financing activities.

  Response: We have revised the disclosure beginning on page 29 to provide more detail as appropriate.

  Consolidated Statements of Cash Flows, page 51

  Please tell us the components of the line item "Other" within operating activities. Furthermore, please explain why such components should not be separately disclosed in accordance with paragraph 29 of SFAS 95.

  Response: SFAS 95 paragraph 28 requires entities preparing an indirect method cash flow statement to adjust net income to reconcile it to net cash flow from operating activities by removing "(a) the effects of past operating receipts and payments" and "all accruals of expected future operating cash receipts and payments, such as changes during the period in receivables and payables" and "(b) the effects of all items whose cash effects are investing or financing cash flows, such as depreciation...." SFAS 95 paragraph 29 requires that the reconciliation report the major classes of reconciling items, including at a minimum changes during the period in receivables, inventory, and payables pertaining to operating activities. In our judgment the items presented as "Other" in the operating activities section of the cash flow statement are not individually major classes of the reconciling items described and their individual presentation would not provide significantly useful information to the readers of our financial statements. Included in "Other" are changes in certain non-current balance sheet items, including other deferred debits and other non-current liabilities and pension and postretirement liabilities, as well as non-cash charges or credits to current income tax expense associated with certain settlements under the Entergy Gulf States, Inc. separation agreement. In 2005 and 2006 it also includes the effects of Hurricane Rita storm damage costs on certain utility plant and regulatory asset accounts.

  We monitor the composition of the "Other" category whenever we issue a statement of cash flows, and attempt to ensure that individually meaningful reconciling items are separately disclosed. We will continue these efforts in the future, with the goal of continuing to improve our cash flow presentation

  Please explain to us why you chose to present adjustments to reconcile net income to net cash flow provided by operating activities before and after the changes in working capital items.

  Response: The changes in working capital items are part of the adjustments to reconcile net income to net cash provided by operating activities. This follows the example format provided in SFAS 95 paragraph 132. The adjustment items below the changes in working capital adjustment items were placed there because they relate to items that are below the working capital items on the balance sheet.

  Note 3. Income Taxes, page 64

  We are unclear as to why the "deferred-net" portion of income tax expense differs significantly from the increase in the net deferred tax liability. Further, we are unable to agree the "deferred-net" portion of income tax expense to "Deferred income taxes, investment tax credits, and non-current taxes accrued" in the statements of cash flows for the 3-year period. Please explain in detail. In doing so, it may facilitate our understanding if you reconcile any income tax related information in the footnotes, balance sheet, income statement and cash flow statement. Furthermore, you may want to revisit your discussion of income taxes on page 28 to discuss the extent to which the existence of net operating losses as well as the probable future utilization of such losses impacts liquidity.

Response: Following is a reconciliation of changes in "accumulated deferred income taxes and taxes accrued" and "accumulated deferred income tax credits" on the balance sheet to "Deferred income taxes, investment tax credits, and non-current taxes accrued" on the cash flow statement:
Balance Sheet line items	12/31/2007	12/31/2006	12/31/2005	12/31/2004
Accumulated deferred income taxes - current	(24,507)	(23,184)	49,055	20,667
Accumulated deferred income taxes and taxes accrued - non-current	697,693	501,941	369,223	229,075
Accumulated deferred investment tax credits	25,724	27,295	28,889	30,496
	698,910	506,052	447,167	280,238

Change in balance sheet accounts		192,858	58,885	166,929

Deferred income taxes, investment tax credits, and non-current taxes accrued on Cash Flow Statement		218,873	52,784	174,037

Difference		(26,015)	6,101	(7,108)

Reconciling Items:
FIN 48 (1)		1,333	-	-
SFAS 109 (2)		(2,016)	(1,126)	(2,635)
SFAS 158/Minimum pension liability adjustment (3)		(3,834)	7,736	(52)
Deferred taxes on independent power project customer advances (4)		31,162	(10,384)	8,647
Intercompany billed taxes from service companies (5)		(630)	(2,327)	1,148
		26,015	(6,101)	7,108

Notes:

  Portion of FIN 48 entries booked to deferred tax expense, other side of entry is current taxes accrued. Included in changes in taxes accrued on the cash flow statement.
  Charged to accumulated deferred income taxes, other side of entry is SFAS 109 regulatory asset. Included in changes in other regulatory assets on the cash flow statement.
  Charged or credited to accumulated deferred income taxes, other side of entry is SFAS 158 regulatory asset. Included in changes in other regulatory assets on cash flow statement.
  The deferred tax provision includes the tax effect of the net temporary difference for the calendar year related to independent power producer customer advances. Under the terms of the Entergy Gulf States, Inc. separation agreement, Entergy Gulf States Louisiana remains liable for taxable amounts associated with the independent power producer customer advances; accordingly, deferred tax balances are settled with Entergy Gulf States Louisiana as they are incurred. The net result is that the balance sheet shows no net activity in deferred taxes with respect to the change in customer advances and the settlement with Entergy Gulf States Louisiana. Included in Other operating cash flows on the cash flow statement.
  Charged to deferred income taxes, other side of entry is associated company payables. Included in changes in accounts payable on cash flow statement.

Following is a reconciliation of "Deferred income taxes, investment tax credits, and non-current taxes accrued" on the cash flow statement to "Deferred - net" in Note 3 to the financial statements:

	2007	2006	2005
Deferred income taxes, investment tax credits, and non-current taxes accrued on Cash Flow Statement	218,873	52,784	174,037

Deferred income tax expense per F. S. Note 3	311,863	90,416	300,028

Reconciling items:
Change in long-term taxes accrued	(91,409)	(36,028)	(124,384)
Change in accumulated deferred investment tax credits	(1,571)	(1,594)	(1,607)
	218,883	52,794	174,037
Difference	(10)	(10)	-

Finally, because income taxes paid or received represented a small percentage of the total operating cash flow activity for Entergy Texas for the years 2007, 2006, and 2005, the discussion of income taxes paid or received in Liquidity and Capital Resources is brief. If that relationship changes, or if management becomes aware of trends or factors that will cause that relationship to change, appropriate disclosures will be included in future filings.

Note 8. Retirement, Other Postretirement Benefits, and Defined Contribution Plans, page 72

  Please disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Response: We will revise our disclosure in Critical Accounting Estimates on page 45 of Amendment no. 1 to the Form 10 to include the following disclosure:

Entergy Texas calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long-term expected rate of return on assets by the market-related value (MRV) of plan assets. Entergy Texas determines the MRV of pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns. For other postretirement benefit plan assets Entergy Texas uses fair value when determining MRV.

In future annual filings, we will also include this disclosure in the footnotes to the financial statements.

* * * * * * * * * * * * * * * * * * * * * * * * * * * *

In making this response, Entergy Texas acknowledges that:

  Entergy Texas is responsible for the adequacy and accuracy of the disclosure in its Form 10;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Entergy Texas' Form 10; and
  Entergy Texas may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of Entergy's responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (504) 576-2517 or Paul Ory at (504) 576-4482.

Sincerely,

/s/ Theodore H. Bunting, Jr.

Theodore H. Bunting, Jr.
Senior Vice President and Chief Accounting Officer

Cc:     Joseph Domino
          Steven V. Wilkinson
          William P. Graf (Deloitte & Touche)
          Ronald E. Alper, Esq.
          Sarah Goldberg
          James Allegretto